

Mail Stop 3720

February 26, 2010

Mr. Michael J. Koss
President and Chief Executive Officer
Koss Corporation
4129 North Port Washington Avenue
Milwaukee, Wisconsin 53212

> **RE:** **Koss Corporation**
> **Form 10-K for the year ended June 30, 2009**
> **Filed August 26, 2009**
> **Form 10-Q for the fiscal period ended September 30, 2009**
> **Filed November 6, 2009**
> **Form 10-Q for the fiscal period ended December 31, 2009**
> **Filed February 16, 2010**
> **File No. 0-03295**

Dear Mr. Koss:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. We note your intention to restate your financial statements contained in the filings subject to our review and comment below. After reviewing your responses to our comments and your amended filings, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended June 30, 2009

Consolidated Statements of Stockholders' Investment, page 24

1. Tell us the nature of stock compensation expense included in the carrying amount of common stock with no corresponding increase in the number of shares. Additionally, please revise your presentation to segregate the carrying amount of common stock at par value from paid in capital.

10. Industry Segment Information, Foreign Sales and Significant Customers, page 33

2. Please disclose the revenues from external customers attributed to an individual foreign country, if material. Additionally, please disclose the basis for attributing revenues from external customers to individual countries. In this regard, we note on page eight that you receive a material portion of your revenues and profits from businesses in Canada and Europe. Refer to ASC 280-10-50-41.

Liquidity and Capital Resources, page 10

3. We note your disclosure on page 22 that production tooling, which increased from $9.6 million in fiscal 2008 to $11.4 million in fiscal 2009, accounted for most of your capital expenditures. Tell us the nature of the production tooling and the reason for the significant increase in fiscal 2009. Additionally, tell us whether you expect production tooling to account for most of the budgeted capital expenditures for fiscal year 2010 and why.

4. We note your disclosure that you expect to generate sufficient funds through operations to fund your expected capital expenditures for the fiscal year 2010. Expand your disclosure to address whether you anticipate generating sufficient funds to meet your anticipated working capital needs. Please also provide a more detailed discussion of your ability to meet your long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960.

2009 Results of Operations Compared with 2008, page 11

5. Please expand your disclosure to describe the nature of your research and development efforts and why these doubled from $981,000 during fiscal 2008 to $1,948,000 during fiscal 2009. In this regard, we note the absence of disclosure on new products or innovations in the business section.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

6. Please expand your disclosure to account for the significant increases in accounts receivable, inventories other current assets which entailed a significant use of cash, despite declining sales.

Form 10-Q for the Quarterly Period Ended December 31, 2009

General

7. Please amend to include the required management certifications as Exhibits 31

and 32.

Explanatory Note, page 3

8. Please revise your disclosure to explain how the company discovered evidence of the unauthorized transactions and explain why these transactions were not detected earlier.

9. We note that you intend to filed restated financial statements dating back to your Form 10-K for the year ended June 30, 2008. We also note that the unauthorized transactions date back to fiscal 2005. Explain why you are not restating your periodic reports covering these earlier periods.

Liquidity and Capital Resources, page 5

10. Please revise your disclosure to identify the source of your increased cash and cash equivalents since December 31, 2009.

Item 4. Controls and Procedures, page 6

11. We note your statement that "[i]t is possible for even the best control system to be circumvented by those with the intent, knowledge and opportunity to do so." We also note that your Form 10-Q does not contain financial statements, management certifications and other material information.   Please clarify the basis for management's belief that the company's system of disclosure controls and procedures provided "reasonable assurance" that they were effective in light of these material omissions; otherwise, revise to state that your disclosure controls and procedures were ineffective as of the quarter ended December 31, 2009. Please comply with this comment for all periods covered by your amended filings.

12. We note that the company undertook "numerous actions" in response to the discovery of the unauthorized transaction. We note the company's statement that "no formal changes in the Company's internal control over financial reporting during the Company's most recent quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting." Tell us why you do not consider your changes made in response to the unauthorized transactions "formal changes…that are expected to materially affect" your internal control over financial reporting. We note that safeguarding of assets is a part of a company's internal control over financial reporting.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,
/s

Larry Spirgel
Assistant Director